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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

brokersXpress LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Wetzel (312) 267-6407
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
12 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/20

BROKERSXPRESS LLC
TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Ronald L. Wetzel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to brokersXpress LLC (the Company) as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

State of Illinois
County of Chicago

Ronald L. Wetzel
Signature

Chief Financial Officer
Title

Subscribed and sworn (or affirmed) before me on this 28th day of February, 2012, by Ronald L. Wetzel proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


OFFICIAL SEAL
M. E. CREMIN
Notary Public - State of Illinois
My Commission Expires May 27, 2015

Signature



Deloitte

BROKERSXPRESS LLC

(SEC. I.D. NO 8-65953)

Statement of Financial Condition as of December 31, 2011, and Independent Auditors' Report and Supplemental Report on Internal Control

BROKERSXPRESS LLC

(SEC. I.D. NO 8-65953)

Statement of Financial Condition as of December 31, 2011,
and Independent Auditors' Report and Supplemental Report
on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

BROKERSXPRESS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash	$	5,627,333
Receivables from affiliated clearing broker - net		1,532,406
Intangible assets - net		1,500,556
Other assets		629,308
Total assets	$	9,289,603
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	1,486,513
Payable to Parent		467,496
Total liabilities		1,954,009
Member's Equity		7,335,594
Total liabilities and member's equity	$	9,289,603

See notes to statement of financial condition.

1. Basis of Presentation

brokersXpress LLC (the "Company") follows United States generally accepted accounting principles (GAAP), including certain accounting guidance used by the brokerage industry.

2. Organization and Nature of Business

The Company is a single member limited liability company and is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is focused on providing internet-based option, stock, mutual fund, fixed-income, futures and insurance-related brokerage services to retail clients via the Company's registered representatives. The Company is a wholly-owned subsidiary of brokersXpress Illinois, Inc., which is a wholly-owned subsidiary of optionsXpress Holdings, Inc. (the "Parent"), which is a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The Company clears all clients transactions through optionsXpress, Inc. (oX, Inc.), an affiliated clearing broker on a fully disclosed basis.

On September 1, 2011 CSC completed its acquisition of all of the outstanding common shares of the Parent. The Parent continues as a wholly-owned subsidiary of CSC. As a result of the acquisition, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of CSC.

3. Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters affecting the statement of financial condition and the accompanying notes. Actual results could differ from management's estimates.

Intangible Assets — The Company has recorded intangible assets for specifically identified intangible assets from a previous business acquisition. Intangible assets that are determined to have a definite life are amortized on a straight-line basis over the determined life of the respective asset. Intangible assets with indefinite lives are not subject to amortization. The Company's policy is to review identified intangible assets for impairment on at least an annual basis or whenever events and circumstances indicate that the carrying value may not be recoverable.

Equipment and Office Facilities — Equipment and office facilities consist of furniture, equipment and computer software, which are included in other assets. Equipment and office facilities are carried at cost, less accumulated depreciation and amortization. The Company depreciates all furniture, equipment and software on a straight-line basis over a period between three and five years based on the expected life of the asset purchased.

Income Taxes — The Company is a disregarded entity for income tax purposes and, as a result, its taxable income or loss is considered to be the taxable income or loss of its Parent.

Uncertain income tax positions are initially recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the tax authorities. At December 31, 2011, the Company did not have any liabilities for unrecognized tax benefits and does not anticipate a significant change in the amount of unrecognized tax benefits within the next twelve months.

4. Intangible Assets

Intangible assets consist of acquired customer relationships and are being amortized on a straight-line basis over fifteen years. The Company evaluates the remaining useful life on an annual basis to determine if events or trends warrant a revision to the remaining period of amortization. There have been no revisions to the original useful life estimate.

At December 31, 2011, the Company's original cost and accumulated amortization related to the customer relationships intangible assets were $1,850,000 and $349,444, respectively.

The Company reviews intangible assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of the Company's finite-lived customer relationships intangible asset was evaluated by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. No impairment of the customer relationships intangible asset was recorded for the year ended December 31, 2011.

5. Other Assets

Other assets consisted of the following at December 31, 2011:

Receivables from brokers	$ 213,227
Prepaid expenses	206,550
Other	209,531
Total other assets	$ 629,308

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2011:

Registered representative commissions	$ 712,000
Accrued compensation	220,590
Other	553,923
Total accrued expenses and other liabilities	$ 1,486,513

7. Commitments and Contingent Liabilities

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims and other legal proceedings. The Company is also subject to examinations by federal regulators. Management cannot predict with certainty the outcome of any potential matters. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss for these items to be remote.

8. Credit Risk

Under the terms of the Company's clearing agreement with its affiliate, the Company introduces its clients accounts to its affiliate who, as the clearing broker, clears and maintains all of the Company's clients account activity. In accordance with applicable margin lending practices and in conjunction with the affiliated clearing broker, client margin balances are typically collateralized by cash and securities in the clients' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, clients who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and that may be insufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its clients execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital.

The margin and leverage requirements that the affiliated broker imposes on its clients accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company, through indemnification of its affiliated broker, is exposed to significant off-balance sheet credit risk in the event client collateral is not sufficient to fully cover losses that clients may incur. In the event clients fail to satisfy their obligations, the affiliated broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations. The Company believes that it is unlikely that it will have to make any material payments under this arrangement, and no liabilities related to this indemnification have been recognized in the accompanying statement of financial condition.

9. Employee Retirement Plan

Prior to CSC's acquisition of the Parent, the Company's eligible employees had the option to participate in the 401(k) savings plan sponsored by an affiliate. As of September 1, 2011, this plan was frozen and a request to terminate the plan is pending with the Internal Revenue Service. The Company did match certain employee contributions and made other additional contributions to this plan.

Upon completing three months of consecutive service, employees of the Company may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

10. Employee Stock Purchase Plan

Prior to CSC's acquisition of the Parent, the Parent offered a stock purchase plan to its employees to purchase the Parent's stock at a five percent discount.

Under CSC's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions, subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. Share purchases are made on the last trading day of each three-month purchase period within the offering period. The three-month purchase periods end on January 31st, April 30th, July 31st, and October 31st of each year. The purchase price for each share of common stock is 85% of the fair market value of the shares on the last trading day of the purchase period. At December 31, 2011, CSC had 45 million shares reserved for future issuance under the ESPP.

11. Stock Incentive Plans

Prior to CSC's acquisition of the Parent, the Parent maintained three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, "the Plans"). All of the options outstanding pursuant to the equity incentive plans at August 31, 2011 were options to buy common stock of the Parent. Under the terms of the Plans, the Parent granted eligible employees, directors, and other individuals performing services for the Company, various equity incentive awards up to 3,750,000 shares of options, restricted stock, or deferred shares. No restricted stock had been issued under any of the Plans.

As of CSC's acquisition date, the equity incentive plans discussed above were terminated and replaced with the CSC's stock incentive plans discussed below.

Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2011, CSC was authorized to grant up to 52 million common shares under its existing stock incentive plans.

As of December 31, 2011, there was $192 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2016 with a remaining weighted-average period of 2.8 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted - Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2010	60	$ 16.41		
Granted	13	$ 13.07		
Exercised	(8)	$ 12.03		
Forfeited	(2)	$ 16.32		
Expired	(5)	$ 17.21		
Outstanding at December 31, 2011	58	$ 16.20	6.30	$ 4
Vested and expected to vest at December 31, 2011	54	$ 16.31	6.15	$ 4
Vested and exercisable at December 31, 2011	31	$ 17.53	4.24	$ 3

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2011 is presented below:

Weighted-average fair value of options granted per share	$ 4.16
Cash received from options exercised (in millions)	$ 96
Tax benefit realized on options exercised (in millions)	$ 7
Aggregate intrinsic value of options exercised (in millions)	$ 38

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2011 and their expected lives were as follows:

Weighted-average expected dividend yield	.85%
Weighted-average expected volatility	36%
Weighted-average risk-free interest rate	2.1%
Expected life (in years)	0.0 – 6.3

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to five-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards and units that vested during 2011 was $24 million.

CSC's restricted stock awards and units activity is summarized below:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares (in millions)	Weighted-Average Grant Date Fair Value per Share	Number of Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2010	1	$ 20.49	4	$ 16.04
Granted	-	$ -	5	$ 11.94
Vested	(1)	$ 20.69	(1)	$ 16.28
Forfeited	-	$ -	-	$ -
Outstanding at December 31, 2011	-	$ -	8	$ 13.23

12. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined.

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 or $45,000 under Reg. 1.17.

At December 31, 2011, the Company had net capital of $5,205,730, which was $4,955,730 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2011, was 0.4 to 1.0. The net capital rules may effectively restrict the payment of cash distributions or other equity withdrawals.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934, as all client transactions are cleared through a clearing broker on a fully-disclosed basis. The Company does not carry any clients regulated commodity futures, foreign futures, or foreign option accounts. Therefore, the Company has no reporting requirement under these rules.

13. Related-Party Transactions

In addition to being the Company's clearing broker, oX, Inc. provides the Company certain support services, such as the use of personnel, equipment, and facilities. At December 31, 2011, receivables from affiliated clearing broker included the following:

Receivable from affiliate for commissions and interest	$ 1,651,006
Payable to affiliate for support services provided	(118,600)
Total receivables from affiliated clearing broker - net	$ 1,532,406

At December 31, 2011, $467,496 remains payable to the Parent relating to the reimbursement of expenses.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2012

brokersXpress LLC

In planning and performing our audit of the financial statements of brokersXpress LLC a (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 , in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited